UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 001-31880

Yamana Gold Inc.

(Translation of registrant’s name into English)

Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

YAMANA GOLD COMPLETES SALE OF APPROXIMATELY C$80 MILLION OF BRIO GOLD COMMON SHARES

TORONTO, ONTARIO, June 2, 2017 – YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) is pleased to announce that it has completed the previously announced secondary offering of 26,667,000 common shares (the “Brio Shares”) of Brio Gold Inc. that it owned, at a price of $3.00 per Brio Share for total gross proceeds to Yamana of C$80,001,000 (the “Offering”).

The underwriters of the Offering have the option, but not the obligation, exercisable in whole or in part at any time until 30 days following the closing of the Offering, to purchase up to an additional 2,667,000 Brio Shares at the issue price to cover over-allotments, if any. If the over-allotment option is exercised in full, the total gross proceeds to Yamana will be C$88,002,000.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of  the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans and objectives, including the Company’s expectations in connection with the sale or purchase of additional common shares of Brio that it owns in the future, on the open market or in private transactions; the possibility of additional proceeds to Yamana in the event the over-allotment option is exercised by the Underwriters; Yamana’s plans to continue to build on its asset base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include market conditions as well as those risk factors discussed or referred to herein and in the Company’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected plans and objectives and may not be appropriate for other purposes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: June 5, 2017	By:	/s/ Sofia Tsakos
Sofia Tsakos
Senior Vice President, General Counsel and Corporate Secretary